Pricing Supplement to the Prospectus dated January 5, 2007 and the
                  Prospectus Supplement dated February 28, 2007

[RBC LOGO]        US$4,606,000
                  Royal Bank of Canada
                  Principal Protected Global Index Basket-Linked Notes, due
                  August 31, 2012

Issuer:                       Royal Bank of Canada ("Royal Bank" or "Bank")
Issue:                        Senior Global Medium-Term Notes, Series C
Trade Date:                   August 29, 2007
Issue Date:                   August 31, 2007
Maturity Date and Term:       August 31, 2012 (resulting in a term to maturity
                              of five years)
Coupon:                       We will not pay you interest during the term of
                              the Notes.
Basket Index:                 The Notes are linked to the value of an equally
                              weighted basket (the "Basket Index" or "Basket") of global indices (the "Underlying Indices" and each, an "Underlying Index"). Such weightings will be achieved by providing a Component Weight for each Underlying Index as follows:

                              Underlying Index                             Component Weight       Initial Index Levels
                              ----------------                             ----------------       --------------------
                              Dow Jones EURO STOXX 50(R) Index                   20%                    4193.58
                              FTSE 100 Index(R)                                  20%                    6132.20
                              Standard and Poor's 500 Index(R)                   20%                    1463.76
                              Australian Stock Exchange 200 Index(R)             20%                    6100.30
                              Nikkei 225 Stock Average                           20%                   16012.83

                              The Initial Index Levels are the closing levels of
                              the Underlying Indices on August 29, 2007 (The
                              "Pricing Date")
Minimum Investment:           US$1,000 (Subject to such other restrictions, as
                              may be applicable to such investors under the
                              private offering rules of any jurisdiction outside
                              the United States. See "Risk Factors--Non-U.S.
                              Investors May Be Subject to Certain Additional
                              Risks.")
Denomination:                 US$1,000 and integral multiples of US$1,000
                              thereafter (except that non-U.S. investors may be
                              subject to higher minimums).
Payment at Maturity:          The amount payable on each Note upon maturity will
                              be equal to the Principal Amount of the Note, plus
                              an amount equal to the greater of: (a) the
                              Principal Amount multiplied by the Percentage
                              Change; and (b) Zero (0%). The payment at maturity
                              will not be less than the Principal Amount.
Percentage Change:            Percentage Change will be equal to the sum of the
                              weighted component changes and will be calculated using the following formula:

                          Component    (Final Index Level - Initial Index Level)
                            Weight  x  -----------------------------------------
                                                  Initial Index Level

Final Index Levels:           The closing levels of the Underlying Indices on
                              August 29, 2012 (the "final valuation date") as
                              announced by each Index Sponsor (as defined
                              herein) and displayed on Bloomberg.
Clearance and Settlement:     DTC global (including through its indirect
                              participants Euroclear and Clearstream, Luxembourg
                              as described under "Ownership and Book-Entry
                              Issuance" in the accompanying prospectus).
CUSIP Number:                 78008EPH4
Listing:                      The Notes will not be listed on any securities
                              exchange or quotation system.
Calculation Agent:            The Bank of New York
Terms Incorporated in the     All of the terms appearing above this item on the
Master Note                   cover page of this pricing supplement and the
                              terms appearing under the caption "Specific Terms of the Note" below.

Investing in the Notes involves risks that are described in the "Risk Factors"
section in this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

                                                                                       Proceeds to
                                        Price to Public     Agent's Commission     Royal Bank of Canada
                                        ---------------     ------------------     --------------------
Per Note.............................        100%                 3.75%                   96.25%
Total................................     $4,606,000           $172,725.00              $4,433,275

                         RBC Capital Markets Corporation
                    Pricing Supplement dated August 29, 2007

"Standard & Poor's(R)", "S&P(R)", " S&P 500(R) Index " and "S&P/ASX 200 Index(R)" are trademarks of The McGraw-Hill Companies, "Dow Jones Euro STOXX 50(R) Index" is a service mark of Dow Jones & Company, Inc. and STOXX Limited, "Nikkei 225 Stock Average" is a trademark of Nihon Keizai Shimbun, Inc and FTSE is a trademark of London Stock Exchange Limited and The Financial Times Limited and is used by FTSE International Limited under License. These marks have been licensed for use by Royal Bank of Canada. The Principal Protected International Index Basket-Linked Notes, due August 31, 2012 (the "Notes") are not sponsored, endorsed, sold or promoted by Standard & Poor's, STOXX Limited, Dow Jones & Company, Inc., Nihon Keizai Shimbun, Inc. or FTSE International, Ltd. and none of these parties makes any representation, warranty, or condition regarding the advisability of investing in the Notes. The licensing relating to the use of the Underlying Indices (as defined herein) and trademarks referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank of Canada, and not for any third parties. The only relationship of Standard & Poor's, STOXX Limited, Dow Jones & Company, Inc., Nihon Keizai Shimbun, Inc. and FTSE International Ltd. to Royal Bank of Canada is the licensing of certain trademarks and trade names of the Underlying Indices, which are determined, composed and calculated by each Index Source (as defined herein) without regard to Royal Bank of Canada or the Notes. The Index Sources have no obligation to take the needs of Royal Bank of Canada or the holders into consideration in determining, composing or calculating the Underlying Indices. The Index Sources are not responsible for and have not participated in the determination of the timing or pricing of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Index Sources have no obligation or liability in connection with the administration, marketing or trading of the Notes.
     THE INDEX SOURCES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN AND THE INDEX SOURCES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX SOURCES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, THE HOLDERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX SOURCES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO AN UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX SOURCES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                                 TABLE OF CONTENTS


Pricing Supplement
Summary.........................................................................................................P-1
Risk Factors....................................................................................................P-4
Summary Information Regarding the Underlying Indices............................................................P-9
Payment Under the Notes........................................................................................P-23
Use of Proceeds and Hedging....................................................................................P-27
Supplemental Tax Considerations................................................................................P-28
Supplemental Plan of Distribution..............................................................................P-30

Prospectus Supplement
About This Prospectus Supplement................................................................................S-1
Risk Factors....................................................................................................S-1
Use of Proceeds.................................................................................................S-4
Description of the Notes We May Offer...........................................................................S-5
Certain Income Tax Consequences................................................................................S-24
Supplemental Plan of Distribution..............................................................................S-25
Documents Filed As Part of the Registration Statement..........................................................S-30

Prospectus
Documents Incorporated by Reference...............................................................................2
Where You Can Find More Information...............................................................................3
Further Information...............................................................................................3
About This Prospectus.............................................................................................4
Presentation of Financial Information.............................................................................5
Caution Regarding Forward-Looking Information.....................................................................5
Royal Bank of Canada..............................................................................................6
Risk Factors......................................................................................................6
Use of Proceeds...................................................................................................6
Consolidated Ratios of Earnings to Fixed Charges..................................................................7
Consolidated Capitalization and Indebtedness......................................................................8
Description of Debt Securities....................................................................................9
Tax Consequences.................................................................................................26
Plan of Distribution.............................................................................................38
Benefit Plan Investor Considerations.............................................................................40
Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others..............................41
Validity of Securities...........................................................................................41
Experts..........................................................................................................41
Supplemental Financial Statement Schedule........................................................................42
Other Expenses of Issuance and Distribution......................................................................45

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The Principal Protected Global Index Basket-Linked Notes, due August 31, 2012 (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and participation in the equal-weighted return of the Underlying Indices over the term to maturity. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. Additionally, the Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May be Subject to Certain Additional Risks". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated January 5, 2007, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated February 28, 2007, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for participation in potential increases in the level of the Underlying Indices. You will receive 100% of any such gains at maturity.

o Principal Protection--At maturity, your principal is fully protected against a decline in the Underlying Indices.

Selected Risk Considerations

     An investment in the Notes involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

o Principal Protection Only If You Hold the Notes to Maturity--You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a discount and you will not have principal protection for a decline in the level of the Underlying Indices.

o Market Risk-- The return on the Notes is linked to the performance of the Underlying Indices, and will depend on whether, and the extent to which, the Percentage Change is positive.

o No Interest Payments-- You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the S&P 500(R) Index (the "S&P 500(R) Index Constituent Stocks"), the Dow Jones EURO STOXX 50(R) Index (the "DJ STOXX Index Constituent Stocks"), the S&P/ASX 200 Index(R) (the "S&P/ASX 200 Index Constituent Stocks"), the FTSE 100 Index(R) (the "FTSE 100 Index(R) Constituent Stocks") and the Nikkei 225 Index (the "Nikkei Index Constituent Stocks," and together with the S&P 500(R) Index Constituent Stocks , the FTSE 100 Index(R) Constituent Stocks, the S&P/ASX 200 Index(R) Constituent Stocks and the DJ STOXX Index(R) Constituent Stocks, the "Constituent Stocks").

o No Direct Exposure to Fluctuations in Foreign Exchange Rates--The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the some of the Constituent Stocks are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in payment at maturity.

o No Listing--The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. The Underwriter and other affiliates of the Bank currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.

The Notes May Be a Suitable Investment for You If:

o You seek an investment with a return linked to the performance of the Underlying Indices.

o You seek an investment that offers principal protection when the Notes are held to maturity.

o    You are willing to hold the Notes to maturity.

o    You do not seek current income from this investment.

The Notes May Not Be a Suitable Investment for You If:

o    You are unable or unwilling to hold the Notes to maturity.

o You seek an investment that does not offer principal protection when the Notes are held to maturity.

o You seek an investment with direct exposure to fluctuations in foreign exchange rates.

o You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

o    You seek current income from your investments.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences of the Notes?

     Pursuant to the terms of the Notes, Royal Bank and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" in this pricing supplement.

Sample Calculations of the Payment Amount

     The examples set forth below are included for illustration purposes only. The levels of the Underlying Indices used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Index Levels and Final Index Levels (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") of the Underlying Indices on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.



Example 1--    Calculation of the payment at maturity where the Percentage
               Change is less than 0%.
               Percentage Change:       -25%
               Payment at Maturity      $10,000 + ($10,000 x 0%) = $10,000 + $0
                                        = $10,000
               On a $10,000 investment, a -25% percentage change results in a payment at maturity of $10,000, a 0% return on the Notes.



Example 2--    Calculation of the payment at maturity where the Percentage
               Change is greater than 0%.
               Percentage Change:       45%
               Payment at Maturity      $10,000 + ($10,000 x 45%) = $10,000 +
                                        $4,500 = $14,500
               On a $10,000 investment, a 45% percentage change results in a payment at maturity of $14,500, a 45% return on the Notes.

                                  RISK FACTORS

     The return on the Notes is linked to the performance of the Underlying Indices. Investing in the Notes is not equivalent to a direct investment in the Underlying Indices. This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, including the "Risk Factors"
section in the prospectus supplement, before investing in the Notes.

Any positive return in any Underlying Index may be offset by a negative return in another Underlying Index.

     The Notes are linked to five Underlying Indices: the Dow Jones EURO STOXX 50(R) Index, FTSE 100 Index(R), Standard and Poor's 500 Index(R), Australian Stock Exchange 200 Index(R), and the Nikkei 225 Stock Average, each of which is given equal weight in calculating the Percentage Change. A positive return in any Underlying Index may be offset by a negative return in any other Underlying Index resulting in a negative Percentage Change.

Owning the Notes is not the same as owning the Constituent Stocks.

     The return on your Notes may not reflect the return you would realize if you actually owned the Constituent Stocks. This is the case because the level of the Underlying Indices are calculated in part by reference to the prices of the Constituent Stocks without taking into consideration the value of dividends paid on those stocks.

     Even if the level of the Underlying Indices increases during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the level of any Underlying Index to increase while the market value of the Notes declines.

Changes that affect the Underlying Indices will affect the market value of the Notes and the amount you will receive at maturity.

The policies of Standard & Poor's (a division of The McGraw Hill Companies, Inc.) (the " S&P 500(R) Index and S&P/ASX 200 Index Source") with respect to the S&P 500(R) Index and the S&P/ASX 200 Index(R), STOXX Limited (a joint venture between Deutsche Boerse AG, Dow Jones & Company and SWX Swiss Exchange) (the "DJ STOXX Index Source") with respect to the Dow Jones EURO STOXX 50(R) Index, Nihon Keizai Shimbun, Inc. (the "Nikkei Index Source") with respect to the Nikkei 225 Stock Average and FTSE International Ltd. (the "FTSE 100 Index Source") with respect to the FTSE 100 Index (the S&P 500(R) Index and S&P/ASX 200 Index Source, DJ STOXX Index Source, Nikkei Index Source and the FTSE 100 Index Source, collectively, the "Index Sources") concerning the calculation of the Underlying Indices, additions, deletions or substitutions of the Constituent Stocks and the manner in which changes affecting the Constituent Stocks or the issuers of the Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in its respective Underlying Index, could affect its respective Underlying Index and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if any Index Source changes these policies, for example by changing the manner in which it calculates its respective Underlying Index, or if any Index Source discontinues or suspends calculation or publication of its respective Underlying Index, in which case it may become difficult to determine the market value of the Notes. If events such as these occur or if the Final Index Level is not available because of a market disruption event or for any other reason, the Calculation Agent--which initially will be The Bank of New York--may determine the Final Index Level or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.

There may not be an active trading market in the Notes, and sales in the secondary market may result in significant losses.

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. The Underwriter and other affiliates of the Bank currently intend to make a market for the Notes, although they are not required to do so. The Underwriter or any other affiliate of the Bank may stop any such market making activities at any time.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The market value of the Notes may be influenced by unpredictable factors.

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that, generally, the levels of the Underlying Indices on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o the volatility of each Underlying Index (i.e., the frequency and magnitude of changes in the level of each Underlying Index);

     o the composition of each Underlying Index and changes to its Constituent Stocks;

     o    the market prices of the Constituent Stocks;

     o the dividend rate paid on Constituent Stocks (while not paid to the holders of the Notes, dividend payments on Constituent Stocks may influence the market price of Constituent Stocks and the level of each Underlying Index, and therefore affect the market value of the Notes);

     o the volatility of the exchange rate between the U.S. dollar and each of the currencies upon which the non-U.S. dollar denominated Constituent Stocks are denominated;

     o    interest rates in each market related to the Underlying Indices;

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with the Underwriter or any other market maker;

     o economic, financial, political, regulatory, or judicial events that affect the level of the Underlying Indices or the market price of the Constituent Stocks or that affect stock markets generally; and

     o    the creditworthiness of the Bank.

Historical performance of the Underlying Indices should not be taken as an indication of the future performance of the Underlying Indices during the term of the Notes.

     The trading prices of the Constituent Stocks will determine the level of each Underlying Index. The historical performance of each Underlying Index does not give an indication of the future performance of each Underlying Index. As a result, it is impossible to predict whether the level of any Underlying Index will rise or fall. Trading prices of the Constituent Stocks will be influenced by complex and interrelated political, economic, financial and other factors that can affect the market prices of the Constituent Stocks.

Trading and other transactions by the Bank or its affiliates in Constituent Stocks, futures, options, exchange-traded funds or other derivative products on Constituent Stocks or one or more of the Underlying Indices, may impair the market value of the Notes.

     As described below under "Use of Proceeds and Hedging" in this pricing supplement, Royal Bank or its affiliates may hedge their obligations under the Notes by purchasing Constituent Stocks, futures or options on Constituent Stocks or one or more of the Underlying Indices, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Constituent Stocks or one or more of the Underlying Indices, and they may adjust these hedges by, among other things, purchasing or selling Constituent Stocks, futures, options, or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Constituent Stocks and the levels of one or more of the Underlying Indices and, therefore, the market value of the Notes. It is possible that the Bank or its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

     Royal Bank or its affiliates may also engage in trading in Constituent Stocks and other investments relating to Constituent Stocks or one or more of the Underlying Indices on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of Constituent Stocks and the levels of one or more of the Underlying Indices and, therefore, the market value of the Notes. Royal Bank or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Constituent Stocks or one or more of the Underlying Indices. By introducing competing products into the marketplace in this manner, Royal Bank or its affiliates could adversely affect the market value of the Notes.

The business activities of Royal Bank or its affiliates may create conflicts of interest.

     As noted above, the Bank and its affiliates expect to engage in trading activities related to one or more of the Underlying Indices and the Constituent Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests the Bank and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades and options and other derivatives transactions for their customers and in accounts under their management. These trading activities, if they influence the level of one or more of the Underlying Indices, could be adverse to such holders' interests as beneficial owners of the Notes.

     The Bank and its affiliates may, at present or in the future, engage in business with the issuers of the Constituent Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank or another affiliate of the Bank and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, the Bank and the Underwriter have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Constituent Stocks and one or more of the Underlying Indices. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by the Bank, the Underwriter or other affiliates may affect the market price of the Constituent Stocks and the levels of the Underlying Indices and, therefore, the market value of the Notes.

The Inclusion in the Purchase Price of the Notes of A Selling Concession and of Royal Bank's Cost of Hedging its Market Risk under the Notes is Likely to Adversely Affect the Value of the Notes Prior to Maturity.

     The price at which you purchase the notes includes a selling concession (including a broker's commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price.

You will not receive interest payments on the Notes or dividend payments on the Constituent Stocks or have shareholder rights in the Constituent Stocks.

     You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Constituent Stocks. As an owner of the Notes, you will not have voting rights or any other rights that holders of Constituent Stocks may have.

The Bank and its affiliates have no affiliation with the Index Sources and are not responsible for their public disclosure of information.

     The Bank and its affiliates are not affiliated with the Index Sources in any way (except for licensing arrangements discussed below in "Summary Information Regarding the Underlying Indices" in this pricing supplement) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to the calculation of each Underlying Index. If the Index Sources discontinue or suspend the calculation of their respective Underlying Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. Under certain circumstances, if an Index Source discontinues or suspends the calculation of its Underlying Index we may, at our option, designate another third party equity index to replace such Underlying Index, provided that we reasonably determine that the successor index substantially tracks the market performance of the broad local market in which the companies whose securities are represented or included in such Underlying Index participate and subject to appropriate adjustments being made to the terms and provisions of the Notes necessary or appropriate to preserve the economic value of the Notes as of the effective date of replacement. See "Payment Under the Notes--Discontinuance or Modification of an Underlying Index" in this pricing supplement. The Index Sources are not involved in the offer of the Notes in any way and have no obligation to consider your interest as an owner of Notes in taking any actions that might affect the value of your Notes.

     We have derived the information about each Index Source and each Underlying Index in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Underlying Indices or the Index Sources contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Underlying Indices and the Index Sources.

The Calculation Agent can postpone the calculation of the Final Index Level for a particular Underlying Index or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

     The determination of the Final Index Level for the Underlying Indices may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date (as defined herein) for one or more of the Underlying Indices. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Index on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days. As a result, the Maturity Date for the Notes could also be postponed, although not by more than ten business days.

     If the determination of the Final Index Level for the Underlying Indices is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Index Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Index Level that would have prevailed in the absence of the market disruption event. See "Payment Under the Notes--Consequences of Market Disruption Events" in this pricing supplement.

The Percentage Change for the Notes will not be adjusted for changes in exchange rates that might affect the Underlying Indices.

     Although some of the Constituent Stocks are traded in currencies other than U.S. dollars, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies upon which the Underlying Indices are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Percentage Change for the Notes. The amount we pay in respect of the Notes on the maturity date will be based solely upon the Percentage Change. See "Payment Under the Notes--Payment Amount on Maturity" in this pricing supplement.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

     The Bank of New York will serve as the calculation agent. The Bank of New York will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent." The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index Constituent Stocks or the Index has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain United States and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

An investment in the Notes is subject to risks associated with non-U.S. securities markets.

     Some of the Constituent Stocks have been issued by foreign companies. An investment in securities linked to the value of foreign equity securities involves particular risks. Foreign securities markets may be more volatile than U.S. securities markets and market developments may affect foreign markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in foreign countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the foreign securities markets, include the possibility of recent or future changes in the foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other foreign laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular foreign economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. For example, the Japanese economy has been troubled by negative or low rates of growth for many years.

              SUMMARY INFORMATION REGARDING THE UNDERLYING INDICES


The Dow Jones EURO STOXX 50(R) Index

     We have obtained all information regarding the Dow Jones EURO STOXX 50(R) Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, STOXX Limited. We do not assume any responsibility for the accuracy or completeness of such information. The Dow Jones EURO STOXX 50(R) Index is published by STOXX Limited, a joint venture between Deutsche Borse AG, Dow Jones & Company, Inc., Euronext Paris SA and SWX Swiss Exchange.

     As a member of the Dow Jones STOXX(R) family, the Dow Jones EURO STOXX 50(R) Index represents the performance of 50 companies representing the market sector leaders in the Eurozone. The following countries are included: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Like all Dow Jones STOXX (R) indices, it is a free float market capitalization-weighted index. Component weightings are based on the number of free float shares; i.e. those shares that are available for trading. Only common shares and others with similar characteristics are included.

     The Dow Jones EURO STOXX 50(R) Index is reviewed annually. If the number of shares changes by more than 10% (due to extraordinary corporate actions, e.g. initial public offerings, mergers and takeovers, spin-offs, delistings or bankruptcy), the number of shares are adjusted immediately. Changes of less than 10% will be implemented at the next quarterly review. Index divisors are adjusted to maintain the continuity of the Index across changes due to corporate actions. If the free float weighting of a blue chip component is more than 10% of the total free float market capitalization of the Dow Jones EURO STOXX 50(R) Index at a quarterly review, then it is reduced to 10% by a weighting cap factor that is fixed until the next quarterly review.

     The Dow Jones EURO STOXX 50(R) Index is calculated with the Laspeyres formula which measures price changes against a fixed base quantity weight. The Dow Jones EURO STOXX 50(R) Index has a base value of 1,000 on the base date December 31, 1991. The closing value of the index is calculated at 20.00 CET (Central European Time) based on the closing/adjusted price of the shares in the Dow Jones EURO STOXX 50(R) Index. If a stock did not trade all day, then the previous day's closing/adjusted price is used. The same applies in case of a suspended quotation or stock exchange holiday.

     STOXX Limited and Dow Jones & Company, Inc. have no relationship to the Bank, other than the licensing of Dow Jones EURO STOXX 50(R) Index and the related trademarks for use in connection with the Notes.

     STOXX Limited and Dow Jones & Company, Inc. do not:

     o    sponsor, endorse, sell or promote the Notes.

     o    recommend that any person invest in the Notes or any other securities.

     o have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.

     o have any responsibility or liability for the administration, management or marketing of the Notes.

     o consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50(R) Index or have any obligation to do so.

     STOXX Limited and Dow Jones & Company, Inc., will not have any liability in connection with the Notes. Specifically, STOXX Limited and Dow Jones & Company, Inc. do not make any warranty, express or implied and disclaim any and all warranty about:

     o The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50(R) Index and the data included in the Index;

     o The accuracy or completeness of the Dow Jones EURO STOXX 50(R) Index and its data; or

     o The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50(R) Index and its data.

     In addition, STOXX Limited and Dow Jones & Company, Inc. will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50(R) Index or its data and under no circumstances will STOXX Limited or Dow Jones & Company, Inc. be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones & Company, Inc. knows that they might occur.

     The licensing agreement between the Bank and STOXX Limited is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

         Historical Performance of the Dow Jones EURO STOXX 50(R) Index

     The following chart shows the performance of the Dow Jones EURO STOXX 50(R) Index of the period from August 29, 1997 to August 29, 2007.



                                  Euro STOXX 50
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                 Period-End
                                               High Intra-Day           Low Intra-Day         Closing Price of
   Period-Start          Period-End             Price of the            Price of the           the Underlying
       Date                 Date              Underlying Index         Underlying Index            Index
       ----                 ----              ----------------         ----------------            -----
     1/1/2004             3/31/2004               2965.15                2680.04                   2787.49
     4/1/2004             6/30/2004               2919.57                2630.21                   2811.08
     7/1/2004             9/30/2004               2842.81                2559.88                   2726.3
    10/1/2004            12/31/2004               2960.97                2727.76                   2951.01

     1/1/2005             3/31/2005               3117.77                2914                      3055.73
     4/1/2005             6/30/2005               3198.89                2911.48                   3181.54
     7/1/2005             9/30/2005               3438.76                3079.89                   3428.51
    10/1/2005            12/30/2005               3621.89                3212.07                   3578.93

     1/1/2006             3/31/2006               3881.69                3515.07                   3853.74
     4/1/2006             6/30/2006               3897.4                 3379.66                   3648.92
     7/1/2006             9/29/2006               3921.15                3462.77                   3899.41
    10/1/2006            12/29/2006               4147.38                3858.87                   4119.94

     1/1/2007             3/31/2007               4278.22                3906.15                   4181.03
     4/1/2007             6/30/2007               4572.82                4163.77                   4489.77
     7/1/2007             8/29/2007               4564.03                4028.72                   4193.58


            Sources: Bloomberg L.P. and Factset Research Systems Inc.

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The FTSE 100(R) Index

     Unless otherwise stated, all information regarding the FTSE 100 Index provided in this pricing supplement is derived from FTSE International Ltd. ("FTSE") or other publicly available sources. Such information reflects the policies of FTSE as stated in such sources, and such policies are subject to change by FTSE. We do not assume any responsibility for the accuracy or completeness of such information. FTSE is under no obligation to continue to publish the FTSE 100 Index and may discontinue publication of the FTSE 100 Index at any time.

     The FTSE 100 Index is a float-adjusted index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the "LSE") and the Financial Times. The FTSE 100 Index measures the composite price performance of stocks of the 100 most highly capitalized companies traded on the LSE. Publication of the FTSE 100 Index began in February 1984.

     Calculation of the FTSE 100 Index

     The FTSE 100 Index is calculated by (i) multiplying the per share price of each stock included in the FTSE 100 Index by the number of outstanding shares,
(ii) calculating the sum of all such products (the "FTSE Aggregate Market Value"), (iii) dividing the FTSE Aggregate Market Value by a divisor that represents the FTSE Aggregate Market Value on the base date of the FTSE 100 Index and that can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting he FTSE 100 Index and (iv) multiplying the result by 1000. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire FTSE 100 Index than will movements in share prices of companies with relatively smaller market capitalization.

     The 100 stocks included in the FTSE 100 Index (the "FTSE Underlying Stocks") were selected from a reference group of stocks trading on the LSE that satisfy certain criteria, including liquidity based on public float, accuracy and reliability of prices, size and turnover of shares. The FTSE Underlying Stocks consist of the 100 stocks from this reference group with the largest market value. A list of the issuers of the FTSE Underlying Stocks is available from FTSE.

     The FTSE 100 Index is reviewed quarterly by a committee to provide stability while ensuring that the FTSE 100 Index continues to be representative of the market. The FTSE Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules that provide generally for the removal and replacement of a stock from the FTSE 100 Index if such stock is delisted, the issuer of such stock is subject to a takeover offer that has been declared unconditional or such stock has ceased, in the opinion of the committee, to be a viable component of the FTSE 100 Index. A stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted at the quarterly review if it has fallen to 111th place or below, in each case ranked on the basis of market capitalization. Other changes to the FTSE Underlying Stocks are made as the result of mergers, new issues and other events.

     Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the FTSE 100 Index or any successor index. FTSE does not guarantee the accuracy or completeness of the FTSE 100 Index or any data included in the FTSE 100 Index. FTSE assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the FTSE 100 Index. FTSE disclaims all responsibility for any errors or omissions in the calculation and dissemination of the FTSE 100 Index or the manner in which the FTSE 100 Index is applied in determining the amount payable on the securities.

     License agreement with FTSE

     We and FTSE have entered into a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices calculated by FTSE in connection with certain securities, including these securities.

     The license agreement between FTSE and us provides that the following information must be set forth in this pricing supplement:

     The securities are not in any way sponsored. endorsed, sold or promoted by FTSE International Ltd. ("FTSE") or by the London Stock Exchange Ltd. ("LSE") or by The Financial Times Limited ("FT") and neither FTSE or the LSE or FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE 100 Index and/or the figure at which the said FTSE 100 Index stands at any particular time on any particular day or otherwise. The FTSE 100 Index is compiled and calculated solely by FTSE. However, neither FTSE or the LSE or FT shall be liable (whether in negligence or otherwise) to any person to for any error in the FTSE 100 Index and neither the LSE or FT shall be under any obligation to advise any person of any error therein.

     FTSE(TM) is a trademark of London Stock Exchange Limited and The Financial Times Limited and is used by FTSE International Limited under license.

     The FTSE 100 Index is calculated by FTSE international Limited in conjunction with the Institute of Actuaries. FTSE International Limited accepts no liability in connection with the trading of any products on the FTSE 100 Index.

     All copyright in the index values and constituent list vest in FTSE International Limited. We have obtained full license from FTSE international Limited to use such rights in the creation of this product.

     The licensing agreement between the Bank and FTSE International Ltd. is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

                 Historical Performance of the FTSE 100 Index(R)

     The following chart shows the performance of the FTSE 100 Index(R) of the period from August 29, 1997 to August 29, 2007.



                                    FTSE 100
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                 Period-End
                                               High Intra-Day           Low Intra-Day         Closing Price of
   Period-Start          Period-End             Price of the            Price of the           the Underlying
       Date                 Date              Underlying Index         Underlying Index            Index
       ----                 ----              ----------------         ----------------            -----
     1/1/2004             3/31/2004                4566.2                   4291.3                 4385.7
     4/1/2004             6/30/2004                4601.6                   4363                   4464.1
     7/1/2004             9/30/2004                4630.7                   4283                   4570.8
    10/1/2004            12/31/2004                4826.2                   4551.6                 4814.3

     1/1/2005             3/31/2005                5077.8                   4765.4                 4894.4
     4/1/2005             6/30/2005                5138.2                   4773.7                 5113.2
     7/1/2005             9/30/2005                5508.4                   5022.1                 5477.7
    10/1/2005            12/30/2005                5647.2                   5130.9                 5618.8

     1/1/2006             3/31/2006                6047                     5618.8                 5964.6
     4/1/2006             6/30/2006                6137.1                   5467.4                 5833.4
     7/1/2006             9/29/2006                6002.9                   5654.6                 5960.8
    10/1/2006            12/29/2006                6271.4                   5897.3                 6220.8

     1/1/2007             3/31/2007                6451.4                   5989.6                 6308
     4/1/2007             6/30/2007                6751.3                   6293.9                 6607.9
     7/1/2007             8/29/2007                6754.1                   5821.7                 6132.2


            Sources: Bloomberg L.P. and Factset Research Systems Inc.

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

     The S&P 500(R) Index

          The S&P 500(R) Index, or S&P 500(R), includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500(R) dates back to 1923 when Standard & Poor's introduced an index covering 233 companies. The S&P 500(R) Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the website http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

          Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index. Royal Bank cannot make any assurance that the future performance of the Index or the Index Constituent Stocks will result in holders of the Notes receiving a positive return on their investment.

          S&P and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use the Index, in connection with securities, including the Notes. The Index is owned and published by S&P. The license agreement between S&P and Royal Bank provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Index to track general stock market performance. S&P's only relationship to Royal Bank is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to Royal Bank or the Notes. S&P has no obligation to take the needs of Royal Bank or the owners of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Royal Bank. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

     The licensing agreement between the Bank and The McGraw-Hill Companies, Inc. is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.


                 Historical Performance of the S&P 500(R) Index

     The following chart shows the performance of the S&P 500(R) Index of the period from August 29, 1997 to August 29, 2007.



                                  S&P 500 Index
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                 Period-End
                                               High Intra-Day           Low Intra-Day         Closing Price of
   Period-Start          Period-End             Price of the            Price of the           the Underlying
       Date                 Date              Underlying Index         Underlying Index            Index
       ----                 ----              ----------------         ----------------            -----
     1/1/2004             3/31/2004                1163.23                  1087.06                1126.21
     4/1/2004             6/30/2004                1150.57                  1076.32                1140.84
     7/1/2004             9/30/2004                1140.84                  1060.72                1114.58
    10/1/2004            12/31/2004                1217.33                  1090.19                1211.92

     1/1/2005             3/31/2005                1229.11                  1163.69                1180.59
     4/1/2005             6/30/2005                1219.59                  1136.15                1191.33
     7/1/2005             9/30/2005                1245.86                  1183.55                1228.81
    10/1/2005            12/30/2005                1275.8                   1168.2                 1248.29

     1/1/2006             3/31/2006                1310.88                  1245.74                1294.83
     4/1/2006             6/30/2006                1326.7                   1219.29                1270.2
     7/1/2006             9/29/2006                1340.28                  1224.54                1335.85
    10/1/2006            12/29/2006                1431.81                  1327.1                 1418.3

     1/1/2007             3/31/2007                1461.57                  1363.98                1420.86
     4/1/2007             6/30/2007                1540.56                  1416.37                1503.35
     7/1/2007             8/29/2007                1555.9                   1370.6                 1463.76


            Sources: Bloomberg L.P. and Factset Research Systems Inc.

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

     The S&P/ASX 200 Index(R)

     Unless otherwise stated, all information regarding the S&P/ASX 200 Index(R) provided in this pricing supplement is derived from Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), or other publicly available sources. Such information reflects the policies of S&P as stated in such sources, and such policies are subject to change by S&P. We do not assume any responsibility for the accuracy or completeness of such information. S&P is under no obligation to continue to publish the S&P/ASX 200 Index(R) and may discontinue publication of the S&P/ASX 200 Index(R) at any time.

          The S&P/ASX 200 Index(R) is intended to provide an investable benchmark for the Australian equity market and represents approximately 80% of Australian market capitalization. The S&P/ASX 200 Index(R) is a float-adjusted capitalization-weighted index, meaning that each underlying stock's weight in the index is based on its free float-adjusted market capitalization. The S&P/ASX 200 Index is comprised of the 100 largest stocks listed on the Australian Stock Exchange (the "ASX"), plus an additional 100 stocks, all of which must meet certain liquidity requirements. S&P chooses companies for inclusion in the S&P/ASX 200 Index(R) with an aim of providing a broad market representation, while maintaining underlying investability and liquidity. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P/ASX 200 Index(R) to achieve the objectives stated above. Relevant criteria employed by S&P (discussed in more detail below) include a stock's liquidity, free float and market capitalization.

          Calculation of the S&P/ ASX 200 Index

          The calculation of the value of the S&P/ASX 200 Index(R) is based on the relative float-adjusted aggregate market capitalization of the stocks of 200 companies in the Australian market (the "Component Stocks") as of a particular time as compared to the base value of the S&P/ASX 200 Index(R). The index market capitalization for each Component Stock is calculated by multiplying the company's stock price times the number of ordinary shares times the investable weight factor (as discussed below). Calculations for the S&P/ASX 200 Index(R) are based on stock prices taken from the ASX. The official daily S&P/ASX 200 Index(R) closing values are calculated after the market closes and are based on the last traded price for each Component Stock.

          Component Stocks of the S&P/ASX 200 Index(R) are determined after an analysis of the stocks' liquidity, free float and market capitalization. A constituent of the S&P/ASX 200 Index(R) must be sufficiently liquid to enable institutional investors to buy in and sell out of the company without severely distorting the share price of that stock. The S&P Australian Index Committee (the "Committee") assesses whether a company has sufficient liquidity to be eligible for the S&P/ASX 200 Index(R) by analyzing each company's free float and daily share turnover. Free float is defined as the portion of shares not being held by the following: (i) government and government agencies, (ii) controlling and strategic shareholders/partners, (iii) any other entities or individuals which hold more than 5%, excluding some financial institutions and funds and
(iv) other restricted portions such as treasury stocks. Stocks are deemed ineligible for inclusion in the S&P/ASX200 if their free float is less than 30%. In addition, the Committee considers market capitalization, adjusting each company's market capitalization for free float. An investable weight factor is used in the adjustment process. In most cases, a stock's factor will be a direct reflection of its level of free float; however, some stocks are allocated a factor at half of its free float level as a result of low liquidity. The Committee considers average float-adjusted market capitalization over a six-month period when assessing whether a company's market capitalization is sufficient for the company to be represented in the S&P/ASX 200.

          The Committee is responsible for setting policy, determining index composition and administering the S&P/ASX 200 Index(R) in accordance with the S&P/ASX methodology. The Committee is comprised of five members representing S&P and ASX, The Committee may add, remove or bypass any company or security during the selection process.

          In maintaining the S&P/ASX 200 Index(R), the Committee considers the guiding principle of minimizing changes to the basket index. The Committee deletes Component Stocks from the S&P/ASX 200 Index(R) for reasons including acquisition, insufficient market capitalization, insufficient liquidity, liquidation or insolvency and company restructurings. Additions to the S&P/ASX 200 Index(R) are triggered only by deletions, and are evaluated using the criteria described above for selection of Component Stocks. Initial public offerings may be eligible for inclusion prior to six months of data being available, but only if a deletion occurs and the Committee decides that the inclusion is justified.

          The Committee rebalances the S&P/ASX 200 Index(R) quarterly at the end of February, May, August, and November; the free float and investable weight factors of Component Stocks are reviewed as part of the February rebalance. Quarterly rebalances analyze market capitalization and liquidity over the previous six months. The Committee announces index deletions and replacements to the S&P/ASX 200 Index(R) to the market on the first Friday of March, June, September and December. Quarterly changes become effective at the close of trade on the third Friday of March, June, September and December. The S&P/ASX 200 Index(R) is also rebalanced, and investable weight factors are adjusted, on an as needed basis when significant corporate events occur.

          S&P makes changes to the S&P/ASX 200 Index(R) shares on issue under the following circumstances: (i) market-wide placements and buybacks that are 5% of the index issued capital and greater than 5 million Australian dollars ("A$"), (ii) shares issued as a result of dividend reinvestment plans and (iii) rights issues, bonus issues and other major corporate actions. The ASX may quote a different number of shares than the S&P/ ASX 200 Index(R); however, if the aggregated difference between the ASX quoted shares and the S&P/ASX Index(R) quoted shares at quarter-end is greater than A$100 million or 5% of the index issued capital, shares will be adjusted to reflect those quoted by the ASX.

          While S&P currently employs the above methodology to calculate the S&P/ASX 200 Index(R), we cannot assure you that S&P will not modify or change this methodology in a manner that may affect the redemption amount at maturity to beneficial owners of the securities.

          Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the S&P/ASX 200 Index(R) or any successor index. S&P does not guarantee the accuracy or completeness of the S&P/ASX 200 Index(R) or any data included in the S&P/ASX 200 Index(R). S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the S&P/ASX 200 Index(R). S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P/ASX 200 Index(R) or the manner in which the S&P/ASX 200 Index(R) is applied in determining the amount payable on the securities.

          License agreement with S&P

          We or one of our affiliates and S&P are parties to a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including these securities.

          The licensing agreement between the Bank and the McGraw-Hill Companies, Inc. is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

               Historical Performance of the S&P/ASX 200 Index(R)

     The following chart shows the performance of the S&P/ASX 200 Index(R) of the period from August 29, 1997 to August 29, 2007.



                                   S&P ASX 200
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                 Period-End
                                               High Intra-Day           Low Intra-Day         Closing Price of
   Period-Start          Period-End             Price of the            Price of the           the Underlying
       Date                 Date              Underlying Index         Underlying Index            Index
       ----                 ----              ----------------         ----------------            -----
     1/1/2004             3/31/2004                3456.1                   3252.9                 3415.3
     4/1/2004             6/30/2004                3556.4                   3341                   3532.9
     7/1/2004             9/30/2004                3673.1                   3467.1                 3665
    10/1/2004            12/31/2004                4055                     3654.6                 4050.6

     1/1/2005             3/31/2005                4266.9                   4026.1                 4109.9
     4/1/2005             6/30/2005                4321.7                   3926.6                 4277.5
     7/1/2005             9/30/2005                4679.1                   4213.6                 4641.2
    10/1/2005            12/30/2005                4775.8                   4311.1                 4763.4

     1/1/2006             3/31/2006                5139.5                   4751.1                 5129.7
     4/1/2006             6/30/2006                5406.7                   4758.3                 5073.9
     7/1/2006             9/29/2006                5164.2                   4899.9                 5154.1
    10/1/2006            12/29/2006                5684.4                   5142.7                 5669.9

     1/1/2007             3/31/2007                6052.1                   5499                   5995
     4/1/2007             6/30/2007                6409.2                   5915.8                 6274.9
     7/1/2007             8/29/2007                6436.7                   5483.3                 6100.3


            Sources: Bloomberg L.P. and Factset Research Systems Inc.

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The Nikkei 225 Stock Average

     We have obtained all information regarding the Nikkei 225 Stock Average contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Nihon Keizai Shimbun, Inc. ("Nihon"). We do not assume any responsibility for the accuracy or completeness of such information.

     The Nikkei 225 Stock Average is one of Japan's major stock market indices and has been calculated continuously since September 7, 1950. The Index is sponsored by Nihon, which has calculated and announced the Nikkei 225 Stock Average since 1970. Since October 1, 1985, its policy has been to calculate the Nikkei 225 Stock Average every minute during the normal trading hours on the Tokyo Stock Exchange. The current calculation method, called the Dow Jones method, has been used since 1950. This "modified price-weighted" method is different than a simple average in that the divisor is adjusted to maintain continuity and reduce the effect of external factors not directly related to the market.

     The Constituent Stocks of the Nikkei 225 Stock Average are 225 actively traded issues of the Tokyo Stock Exchange, First Section. In its selection of constituents, the intention is that the Index reflects up-to-the-moment market trends. Since October 1991, constituents are checked every year and relatively low liquidity issues are replaced with high liquidity issues. In this way, the Nikkei 225 Stock Average corresponds to the changes of the market environment.

     The Notes are not sponsored, endorsed, sold or promoted by Nihon. Nihon does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained through the use of the Nikkei 225 Stock Average or the figure at which the index stands at any particular day or otherwise. The Nikkei 225 Stock Average is compiled and calculated solely by Nihon. However, Nihon shall not be liable to any person for any error in the Nikkei 225 Stock Average and Nihon shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein. Nihon does not make any warranty or representation to the holders or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nikkei 225 Stock Average to track general stock market performance or any other economic factor. The only relationship of Nihon to the Bank would be the possible licensing or sub-licensing of certain trademarks, trade names and other property of Nihon and of the Nikkei 225 Stock Average. Nihon does not endorse or make any judgment in respect of the Bank or any products issued by the Bank. The Nikkei 225 Stock Average is determined, composed and calculated by Nihon without regard to the Bank or the Notes. Nihon has no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average or to take the needs of the Bank or the holders into consideration in determining, composing or calculating the Nikkei 225 Stock Average. Nihon is not responsible for or has not participated in the determination of the timing of, prices of, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Percentage Change under the Notes is determined. Nihon has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     Nihon does not guarantee the accuracy or the completeness of the Nikkei 225 Stock Average or of any data included in the Nikkei 225 Stock Average and has no liability (whether in negligence or otherwise) for any errors, omissions, or interruptions in the publication of, or for the unavailability or non-supply of, the Nikkei 225 Stock Average and is not obliged to advise any person of any such event. Nihon makes no warranty or condition, express or implied, as to the results to be obtained by the Bank, the holders or any other person or entity from the use of the Nikkei 225 Stock Average or any data included in that Nikkei 225 Stock Average. Nihon makes no express or implied warranties or conditions, and expressly disclaims all warranties or conditions of merchantability or fitness for a particular purpose or use with respect to the Nikkei 225 Stock Average or any data included in the Nikkei 225 Stock Average. Nihon disclaims responsibility for all claims whatsoever, including claims that arise out of the accident or negligence of Nihon, its related corporations and their servants and agents or acts of third parties. Without limiting any of the foregoing, in no event shall Nihon have any liability in connection with the Notes or otherwise for any special, punitive, directed or consequential damages (including loss of profits), even if notified of the possibility of such damages.

     While Nihon currently employs a defined methodology to calculate the Nikkei 225 Stock Average, no assurance can be given that Nihon will not modify or change such methodology in a manner that may affect any amount of Percentage Change which may be payable to the holders. Nihon is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. Neither the Bank nor any investment dealer, broker or agent selling the Notes, including the Underwriter, shall have any responsibility for the calculation and dissemination of the Nikkei 225 Stock Average (except as expressly stated in this pricing supplement) or any errors or omissions in the Nikkei 225 Stock Average.


     The licensing agreement between the Bank and Nihon is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

             Historical Performance of the Nikkei 225 Stock Average

     The following chart shows the performance of the Nikkei 225 Stock Average of the period from August 29, 1997 to August 29, 2007.



                             Japan Nikkei 225 Index
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                 Period-End
                                               High Intra-Day           Low Intra-Day         Closing Price of
   Period-Start          Period-End             Price of the            Price of the           the Underlying
       Date                 Date              Underlying Index         Underlying Index            Index
       ----                 ----              ----------------         ----------------            -----
     1/1/2004             3/31/2004               11869                    10299.43               11715.39
     4/1/2004             6/30/2004               12195.66                 10489.84               11858.87
     7/1/2004             9/30/2004               11988.12                 10545.89               10823.57
    10/1/2004            12/31/2004               11500.95                 10575.23               11488.76

     1/1/2005             3/31/2005               11975.46                 11212.63               11668.95
     4/1/2005             6/30/2005               11911.9                  10770.58               11584.01
     7/1/2005             9/30/2005               13678.44                 11540.93               13574.3
    10/1/2005            12/30/2005               16445.56                 12996.29               16111.43

     1/1/2006             3/31/2006               17125.64                 15059.52               17059.66
     4/1/2006             6/30/2006               17563.37                 14045.53               15505.18
     7/1/2006             9/29/2006               16414.94                 14437.24               16127.58
    10/1/2006            12/29/2006               17301.69                 15615.56               17225.83

     1/1/2007             3/31/2007               18300.39                 16532.91               17287.65
     4/1/2007             6/30/2007               18297                    16999.05               18138.36
     7/1/2007             8/29/2007               18295.27                 15262.1                16012.83


            Sources: Bloomberg L.P. and Factset Research Systems Inc.

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Historical performance of the Underlying Indices will not necessarily predict future performance of the Underlying Indices or the Notes. The source of the data displayed in these charts and graphs are Bloomberg L.P. and Factset Research Systems, Inc. and its accuracy cannot be guaranteed.

                             PAYMENT UNDER THE NOTES

     The following is a summary description of the basis for the calculation of the amount payable under the Notes.

Payment Amount on Maturity

     A holder's payment entitlement at maturity or "Payment Amount" will be calculated by us or by the Calculation Agent. At maturity, the holder receives the Principal Amount invested plus an amount equal to the greater of:

          1. The Principal Amount multiplied by the Percentage Change, and

          2. Zero (0%)

Calculation of Percentage Change

     "Percentage Change" will be equal to the sum of the weighed component changes and will be calculated using the following formula:

          Component Weight x (Final Index Level - Initial Index Level)
                             -----------------------------------------
                                      Initial Index Level

where:

     "Component Weight" for each Underlying Index is as follows:

          Underlying Index                               Component Weight
          ----------------                               ----------------
          Dow Jones EURO STOXX 50(R) Index                    20%
          FTSE 100 Index(R)                                   20%
          Standard and Poor's 500 Index(R)                    20%
          Australian Stock Exchange 200 Index(R)              20%
          Nikkei 225 Stock Average                            20%


     "Initial Index Level" of an Underlying Index is the closing level of the Underlying Index on the Trade Date as announced by the Index Sponsor and displayed on Bloomberg.

     "Exchange Day" means, in respect of an Underlying Index, a day which is (or, but for the occurrence of a market disruption event, would have been) a trading day on each of the Principal Exchanges and Related Exchanges for the securities comprising such Underlying Index, other than a day on which trading on such an exchange is scheduled to close prior to its regular closing time;

     "Final Valuation Date" means, in respect of an Underlying Index, the second Exchange Day immediately prior to the Maturity Date, unless the Calculation Agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days; and

     "Final Index Level" of an Underlying Index is, subject to delay or acceleration in the circumstances described under "--Consequences of Market Disruption Events", the level of the Underlying Index as of the close of trading on the Final Valuation Date as announced by its Index Sponsor and displayed on Bloomberg.

Maturity Date

     The Maturity Date will be as stated on the front cover of this pricing supplement, unless that day is not a business day, in which case the Maturity Date will be the next following business day. If the second Exchange Day before this applicable day does not qualify as the Final Valuation Date in respect of any Underlying Index as determined in accordance with "--Final Valuation Date" above, then the Maturity Date will be the second Exchange Day following the last to occur of the Final Valuation Dates in respect of each Underlying Index. The

Calculation Agent may postpone the Final Valuation Date--and therefore the Maturity Date--if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under "--Consequences of Market Disruption Events" below.


Consequences of Market Disruption Events

     The Calculation Agent will determine the Final Index Level for each Underlying Index on the Final Valuation Date. As described above, the Final Valuation Date may be postponed, and thus the determination of the Final Index Level may be postponed if the Calculation Agent determines that, on the Final Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Indices. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Index on the first calendar day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Final Index Level be postponed by more than ten business days.

     If the determination of the Final Index Level is postponed to the last possible day, but a market disruption event for one or more of the Underlying Indices occurs or is continuing on that day, that day will nevertheless be the date on which the Final Index Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Index Level that would have prevailed in the absence of the market disruption event.

     Any of the following will be a market disruption event:

     o a suspension, absence or material limitation of trading in a material number of Constituent Stocks in the relevant Underlying Index for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the Calculation Agent in its sole discretion;

     o a suspension, absence or material limitation of trading in option or futures contracts relating to one or more of the Underlying Indices or a material number of Constituent Stocks in the relevant Underlying Index in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in the relevant market, as determined by the Calculation Agent in its sole discretion;

     o one or more of the Underlying Indices are not published, as determined by the Calculation Agent in its sole discretion; or

     o in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

     The following events will not be market disruption events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

     o a decision to permanently discontinue trading in the option or futures contracts relating to one or more of the Underlying Indices or any Constituent Stocks.

     For this purpose, an "absence of trading" in the primary securities market on which option or futures contracts related to an Underlying Index or any Constituent Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Available Information Respecting Percentage Change

     A holder may obtain current information with respect to the amount that would be the Percentage Change at a point in time from its dealer or financial advisor or by contacting a representative of the Calculation Agent. Such amount will be calculated on the basis described under "Payment Under the Notes--Calculation of Percentage Change" as if the date on which the information is provided was the Maturity Date.

     Neither we nor the Calculation Agent assume responsibility for the accuracy or completeness of such information. In particular, if an Extraordinary Event or other circumstance occurs which would otherwise require the appointment of Calculation Experts, prior to the time when we are required to do so, we (including through the Calculation Agent) will use our best efforts to determine the Percentage Change. However, we and the Calculation Agent do not, and will not, assume any liability to holders for such calculations or for any actions, including a sale of the Notes, taken by holders in reliance upon our calculations.

Dealings with the Companies Whose Securities Comprise the Underlying Indices

     We, the Underwriter, or any of our affiliates may from time to time, in the course of our respective normal business operations, have dealings with one or more of the companies whose securities comprise the Index, including through the extension of credit, or investing in securities of such companies. We will base all such actions on normal commercial criteria in the particular circumstances and we will not take into account the effect, if any, of such actions on the level of an Underlying Index, the amount of Percentage Change that may be payable on the Notes or holders' interests generally.

Discontinuance or Modification of an Underlying Index

     If any Index Source discontinues publication of its respective Underlying Index and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the particular Underlying Index and approves such substitute index as a successor index, then the Calculation Agent will determine the Final Index Level and the amount payable at maturity by reference to such successor index.

     If the Calculation Agent determines that the publication of one or more of the Underlying Indices are discontinued and that there is no successor index on any date when the level of the particular Underlying Index is required to be determined, the Calculation Agent will instead make the necessary determination by reference to a group of stocks or one or more indices and a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the particular Underlying Index.

     If the Calculation Agent determines that the securities included in the Underlying Indices or the method of calculating an Underlying Index have changed at any time in any respect that causes the Underlying Index not to fairly represent the level of the Underlying Index had such changes not been made or that otherwise affects the calculation of the Final Index Level or the amount payable at maturity, then the Calculation Agent may make adjustments in this method of calculating the particular Underlying Index that it believes are appropriate to ensure that the Final Index Level used to determine the amount payable on the Maturity Date is equitable. All determinations and adjustments to be made by the Calculation Agent with respect to the Final Index Level, the amount payable at maturity or otherwise relating to the level of the Underlying Indices may be made by the Calculation Agent in its sole discretion.

Role of the Calculation Agent

     The Bank of New York will serve as the Calculation Agent. The Calculation Agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the Final Index Level, the return of any Underlying Index and the amount payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. Please note that the firm named as the Calculation Agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the Calculation Agent after the original issue date without notice.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount."

     For the purpose of determining whether the holders of our Senior Global Medium-Term Notes, Series C, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Notes as the outstanding principal amount of that Note. Although the terms of the Notes may differ from those of the other Senior Global Medium-Term Notes, Series C, holders of specified percentages in principal amount of all Senior Global Medium-Term Notes, Series C, together in some cases with other series of our debt securities, will be able to take action affecting all the Senior Global Medium-Term Notes, Series C, including the Notes. This action may involve changing some of the terms that apply to Senior Global Medium-Term Notes, Series C, accelerating the maturity of the Senior Global Medium-Term Notes, Series C after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Events of Default."

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.



                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Indices and/or listed and/or over-the-counter options, futures or exchange-traded funds on Constituent Stocks or one or more of the Underlying Indices prior to and/or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o    acquire or dispose of securities of the issuers of Constituent Stocks,

     o acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of any Underlying Index or the value of the Constituent Stocks,

     o acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks, or

     o    any combination of the three.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Constituent Stocks, listed or over-the-counter options or futures on Constituent Stocks or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of any Underlying Index or other components of foreign equity markets.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain United States and Canadian tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain United States Federal Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

     The Notes will be treated as debt instruments subject to the special tax rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

     We have determined that the comparable yield for the Notes is equal to 5.19% per annum, compounded semiannually, with a projected payment at maturity of $12,919.98 based on an investment of $10,000.

     You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

     If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

     If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

     Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain Canadian Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including the Percentage Change) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     With respect to the Notes, Royal Bank will agree to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation will agree to purchase from Royal Bank, the denomination of the Note specified, at the price specified on the front cover of this preliminary pricing supplement. RBC Capital Markets Corporation intends to resell each Note it purchases at the original issue price specified in the final pricing supplement. In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We expect that delivery of the Notes will be made against payment for the Notes on or about August 31, 2007, which is the second (2nd) business day following the Trade Date (this settlement cycle being referred to as "T+2"). For more information about the plan of distribution, the distribution agreement and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

     To the extent the underwriter resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                  US$4,606,000


                                   [RBC LOGO]


                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C
    Principal Protected Global Index Basket-Linked Notes, due August 31, 2012


                                 August 29, 2007